April 23, 2010

U.S. Securities & Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Harbor Investments, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 2, 2010
File No. 333-162469

Dear Ms. Wray:

We represent Stone Harbor Investments, Inc. (“Stone Harbor” or, the “Company,” “we,” “us,” or “our”).  By letter dated April 20, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.2 to Form S-1 originally filed on April 2, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary

Overview

1.  Please provide support for the statement that appears here and elsewhere in your filing that your management has experience in marketing and commercial web development, as this experience is not evident from the biographical information provided for your management beginning on page 21.

Answer: The Company has removed these statements.

Employees, page 17

2.  You disclose that as of March 30, 2010, you have two full-time employees, but disclosure on pages 21 and 22 indicates that both members of the company’s management currently dedicate only 50% of their time to the company until this offering is complete.  Please revise your disclosure as appropriate.

Answer: The disclosure has been updated to reflect that the employees work part-time.

Description of Business, page 14

3.  Much of the disclosure in this section relates to potential future activities of the company.  As examples only, you indicate that you will seek to form strategic alliances to provide “top-rate, reliable hosting solutions” and that you will be investing in additional tools, such as computers, data storage and scanners, to extend your capabilities.  As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  To the extent your filing continues to include statements that discuss accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  This comment applies to disclosure throughout your filing.

Answer: The disclosure has been updated.  Additional language has been added disclosing the possibility that the Company may not accomplish its business plan.

4.  Please provide support for the statement that you are able to “offer the same high-end web development services as larger companies receive at a much lower cost to the client.”  Revise your filing as necessary to ensure that you are able to substantiate on a reasonable basis all of the assertions made.

Answer: The Company has removed these statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

5.  We note that in response to prior comment 5 you have revised your liquidity and capital resources discussion to indicate that due to its low overhead, the company can conduct planned operations for 30 days from the date of the registration statement using currently-available resources, excluding expenses associated with this offering and marketing expenses.  Please tell us why you believe it is appropriate to exclude such expenses when estimating the amount of time you believe you will be able to conduct planned operations.

Answer: The Company has revised the liquidity and capital resources section.

6.  Your disclosure indicates that you intend to address the company’s anticipated capital deficiency by selling additional shares of stock or obtaining shareholder loans to cover any shortfall.  Please disclose the steps the company has taken, or plans to take, to obtain such additional financing.  See Item 303(a)(i) and (ii) of Regulation S-K.

Answer: The Company has updated the disclosure to reflect the majority shareholders intent to provide additional funding to the Company; however, there is no enforceable agreement.

Executive Compensation

Summary Compensation Table, page 23

7.  It is unclear why you have included Mr. Collentine in the summary compensation table, as he appears not to have been a named executive officer during your last fiscal year.  Refer to Item 402(m)(2) of Regulation S-K.  Please revise or advise.

Answer: Mr. Collentine has been removed from the summary compensation table.

Transactions with Related Person, Promoters and Certain Control Persons, page 24

8.  We note your footnote disclosure to the summary compensation table on page 23  stating that Dreslin Financial Services was paid $26,800 in accounting and consulting fees related to the company’s audit and registration filing.  Please provide the disclosure called for by Item 404(d) of Regulation S-K with respect to the fees paid to Dreslin Financial Services since the company’s inception, or explain why you believe no such disclosure is required.  In this regard, please note Instruction 1 to Item 404(a), which clarifies that the term “related person” means any person who was a director or executive officer of the registrant at any time during the specified period for which disclosure under Item 404(a) is required.

Answer: The Transactions with Related Person Section has been updated with this information.  In addition the Compensation table has been revised pursuant to Section 402(m) of Regulation S-K.

Item 13. Other Expenses of Issuance and Distribution, page 26

9.  In addition, please tell us whether the fees paid to Dreslin Financial Services for accounting and consulting services related to the registration statement are included in the disclosure of offering expenses on page 26.  In this regard, we note that this Part II disclosure reflects accounting fees and expenses of only $3,000 and no miscellaneous fees.  If such fees paid to Dreslin Financial Services are not included as offering expenses, please explain why you believe it is appropriate to exclude such expenses from the disclosure called for by Item 511 of Regulation S-K.

Answer: The Other Expenses of Issuance and Distribution has been updated to include this information.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/Gregg E. Jaclin
GREGG E. JACLIN